MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

03037975

82-4052

AN/TO: **Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN: **Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO: 001 202 942 9624
DATUM/DATE 02.12.2003 Di
BETREFF/REF: Press Release
SEITEN/PAGES 2

03 DEC -5 AM 7:21

SUPPL

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

dw 12/8

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

December 2, 2003

MAYR-MELNHOF KARTON CONTINUES SHARE BUY-BACK

Publication according to Section 82 (8) of the (Austrian) Stock Exchange Act (Börsegesetz) in connection with Section 82 (9) of the Stock Exchange Act and Sections 1 and 2 of the Publication Regulation ("Veröffentlichungsverordnung").

By resolution of the 9th Ordinary Shareholders' Meeting of Mayr-Melnhof Karton AG of May 13, 2003, the Company was authorized for a period of 18 months to buy own shares of up to 10 percent of the Company's capital stock. The counter value per share to be acquired shall, however, not exceed the average market price during the last 10 trading days prior to the relevant purchase and must not be less than half of this price. The mentioned resolution was published in the "Amtsblatt zur Wiener Zeitung" (formal official gazette) on Mai 16, 2003.

On December 2, 2003, the Management Board of Mayr-Melnhof Karton AG has decided to make use of this authorization. The Supervisory Board of the Company has approved of this decision in a meeting on the same day.

Details of the share repurchase program:

Period of time:	From December 5, 2003 until November 13, 2004, at the latest
Class of shares:	Ordinary bearer shares
Intended volume:	Up to 1,200,000 ordinary shares, i.e. up to a maximum of 10% of the current capital stock, allowing for the shares which have already been repurchased until November 14, 2003
Repurchase price:	The repurchase price must not exceed the average market price during the last 10 trading days prior to the relevant purchase, nor must be less than half of this price
Type of repurchase:	Via the Vienna Stock Exchange
Purpose of repurchase:	Stabilization of the share price; opening of a possibility to utilize own stock in acquiring shareholdings

Note according to Section 2 (4) of the Publication Regulation: The Company intends to publish on its website http://www.mayr-melnhof.com all changes within the scope of this share repurchase program as well as all transactions carried out.

For further information please contact:
Stephan Sweerts-Sporck, Investor Relations, Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195
E-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com